Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191106

HINES GLOBAL REIT II, INC.
SUPPLEMENT NO. 3 DATED JANUARY 8, 2015
TO THE PROSPECTUS DATED DECEMBER 12, 2014

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT II, Inc. (“Hines Global II”), dated December 12, 2014 (the “Prospectus”), Supplement No. 1, dated December 24, 2014, and Supplement No. 2, dated December 30, 2014. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	to update disclosure in the “Plan of Distribution” section of the Prospectus; and

B.	to update disclosure in the “ERISA Considerations” section of the Prospectus.

A. Plan of Distribution

On December 31, 2014, Hines Global II, the Dealer Manager, the Advisor and Ameriprise Financial Services, Inc. (“Ameriprise”) entered into a selected dealer agreement (the “Selected Dealer Agreement”) pursuant to which Ameriprise will act as a participating broker dealer to solicit, on a best efforts basis, subscriptions for shares of common stock in connection with our initial public offering. As a result, the “Plan of Distribution” section of the Prospectus is hereby updated to add the following new paragraph after the first paragraph on page 159 of the Prospectus:

In addition, we entered into an agreement with our Dealer Manager, our Advisor and Ameriprise Financial Services, Inc. (“Ameriprise”), pursuant to which Ameriprise was appointed as a participating broker dealer in this offering. Subject to certain limitations set forth in the Selected Dealer Agreement with Ameriprise, we, our Dealer Manager and our Advisor, jointly and severally, agreed to indemnify, defend and hold harmless Ameriprise and each person, if any, who controls Ameriprise within the meaning of the Securities Act of 1933, as amended, against losses, liability, claims, damages and expenses caused by certain untrue or alleged untrue statements, or omissions or alleged omissions of material fact made by us, our Dealer Manager or our Advisor in connection with the Offering or in certain filings with the Securities and Exchange Commission and certain other public statements, or the breach by us, our Dealer Manager or our Advisor or any employee or agent acting on our or their behalf, of any of the representations, warranties, covenants, terms and conditions of the Selected Dealer Agreement. In addition, Hines separately agreed to provide a limited indemnification to Ameriprise of these matters on a joint and several basis with the other entities and we have agreed to indemnify and reimburse Hines for any amounts Hines is required to pay pursuant to this indemnification. Please see “Conflicts of Interest.”

B. ERISA Considerations

The fourth paragraph under the caption “Annual Valuations” that begins at the bottom of page 199 of the Prospectus is hereby deleted in its entirety and replaced with the following:

The SEC has approved an amendment to NASD Rule 2340, which sets forth the obligations of FINRA members to provide per share values in customer account statements. We presently expect to disclose an estimated net asset value per share based upon a valuation determined by an independent valuation firm no later than 45 days after the end of the calendar quarter that is two years after the effective date of this offering. The effective date of this offering was August 20, 2014. Thereafter, in accordance with the amended rule, we intend to undertake a valuation process to provide an estimated per share value annually. In connection with the disclosure of a new estimated per share value of our common stock, our board of directors may determine to modify the offering price for each class of our shares, if we are engaged in an offering at that time and the purchase price stockholders pay for shares of our common stock may be higher than such estimated per share value. Further, the amendment to NASD Rule 2340 takes effect on April 11, 2016, prior to the anticipated conclusion of this offering, and if we have not yet disclosed an estimated per share value of our common stock by the time the amended rule takes effect, our stockholders’ customer account statements will include a value per share that is less than the offering price for such class of shares of our common stock in this offering, because the amendment requires the “value” on the customer account statement to be equal to the offering price less up-front underwriting compensation and organization and offering expenses. Once the amended rule takes effect, we expect to use this “value” from customer account statements as the estimated per share value for purposes of reports to fiduciaries.